Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Results of the Sibanye-Stillwater Annual General Meeting
Johannesburg, 24 May 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions, except Ordinary resolution number 16 (*for more details, refer to information below the table), were passed by the requisite majority at the Group's Annual General Meeting (the AGM) held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning. In accordance with recommended practice, a poll was conducted on each resolution during the meeting.
The number of shares voted in person or by proxy was 2 293 903 355 representing 81.06% of Sibanye-Stillwater’s 2 829
789 481 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:
Resolution
% of votes
for the
resolution (1)
% of votes
against the
resolution (1)
Number of
shares voted
% of Shares
voted (2)
% of
Shares
abstained (2)
Ordinary Resolution 1 –
Re-appointment of auditors and
Designated Individual Partner
99.93%
0.07%
2 289 359 269
80.90%
0.16
Ordinary Resolution 2 –
Re-election of a director: NJ
Froneman
99.87%
0.13%
2 288 657 381
80.88%
0.19
Ordinary Resolution 3 –
Re-election of a director: SC van
der Merwe
99.00%
1.00%
2 288 708 930
80.88%
0.18
Ordinary Resolution 4 –
Re-election of a director: SN
Danson
98.93%
1.07%
2 288 657 850
80.88%
0.19
Ordinary Resolution 5 –
Re-election of a director: HJR
Kenyon-Slaney
99.43%
0.57%
2 288 647 174
80.88%
0.19
Ordinary Resolution 6 –
Election of a member and Chair
of the Audit Committee: KA
Rayner
98.52%
1.48%
2 288 511 897
80.87%
0.19
Ordinary Resolution 7 –
Election of a member of the
Audit Committee: TJ Cumming
96.90%
3.10%
2 287 138 136
80.82%
0.24

Ordinary Resolution 8 –
Election of a member of the
Audit Committee: SN Danson
99.59% 0.41%
2 288 567 553
80.87%
0.19
Ordinary Resolution 9 –
Election of a member of the
Audit Committee: RP Menell
96.48% 3.52%
2 288 499 437
80.87%
0.19
Ordinary Resolution 10 –
Election of a member of the
Audit Committee: NG Nika
97.40% 2.60%
2 288 410 697
80.87%
0.19
Ordinary Resolution 11 –
Election of a member of the
Audit Committee: SC van der
Merwe
96.79% 3.21%
2 288 443 453
80.87%
0.19
Ordinary Resolution 12 –
Re-election of a member of the
Audit Committee: SV Zilwa
98.81% 1.19%
2 288 346 357
80.87%
0.20
Ordinary Resolution 13 –
Approval for the issue of
authorised but unissued ordinary
shares
84.11% 15.89% 2 287 546 263
80.84 0.22
Ordinary Resolution 14 –
Issuing equity securities for cash
85.31% 14.69%
2 287 094 271
80.82 0.24
Ordinary Resolution 15 –
Non-binding advisory vote on
Remuneration Policy
78.67% 21.33%
2 278 520 571
80.52 0.54
Ordinary Resolution 16 –
Non-binding advisory vote on
Remuneration Implementation
Report*
73.44% 26.56%
2 282 096 024
80.65 0.42
Special Resolution 1 –
Approval for the remuneration
of non-executive directors
94.98% 5.02%
2 286 054 731
80.79 0.28
Special Resolution 2 –
Approval for a per diem
allowance
97.03% 2.97%
2 285 896 046
80.78 0.28
Special Resolution 3 –
Approval for the Company to
grant financial assistance in
terms of sections 44 and 45 of
the Act
96.90% 3.10%
2 283 685 897
80.70 0.36
Special Resolution 4 –
Approval for the acquisition of
the Company’s own shares
81.03% 18.97%
2 288 468 007
80.87 0.19
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
*Engagement with Shareholders regarding Sibanye-Stillwater’s Implementation report (Ordinary resolution 16):
Due to more than 25% of the voting rights exercised voted against the company’s implementation report, shareholders are hereby invited, in line with the King IV Report on Corporate Governance for South Africa, 2016

and paragraph 3.84(k) of the JSE Listings Requirements, to raise all concerns and recommendations by email with the company from the date of this correspondence to 30 June 2022.
The company, through the remuneration committee, will address all legitimate objections and concerns raised in writing, and if required, engage further with shareholders. Feedback on the outcome of the process will be reported in terms of the applicable JSE Listing Requirements .
Shareholders who wish to participate in this process are requested to email the group company secretary, Lerato
Matlosa, via email at lerato.matlosa@sibanyestillwater.com up until Thursday, 30 June 2022.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”,
“anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-
Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-
related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021
Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange
Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).